EACH SHAREHOLDER IS URGED TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY

Special General Meeting of Shareholders of

GALMED PHARMACEUTICALS LTD.

December 15, 2014

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The notice of the meeting, proxy statement and proxy card
are available at http://galmedpharma.investorroom.com/

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Mr. Guy Nehemya, Adv. and anyone on his behalf as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all ordinary shares, par value NIS 0.01 per share, of Galmed Pharmaceuticals Ltd. (the "**Company**"), standing in the name of the undersigned at the close of trading on November 10, 2014, at a Special General Meeting of Shareholders of the Company to be held at the Company's offices at 8 Shaul Hamelech Blvd., Amot Hamishpat Bldg., Tel Aviv, Israel 64733 on Monday, December 15, 2014, at 12:00 p.m., Israel time, and at any and all adjournments thereof, with all the power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as specified on the reverse side.

The shares represented by this proxy will be voted in the manner directed and, if no instructions to the contrary are indicated, will be voted "FOR" all of the proposals on the agenda (the "Proposals"), as specified in the enclosed proxy statement (the "Proxy Statement"). Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

If the undersigned has not indicated with respect to the Proposals that the undersigned is a "controlling shareholder" of the Company or that the undersigned or any of the persons or entities described in the introduction to the Proxy Statement has a "personal interest" in such Proposals, then, by signing below, the undersigned certifies that the undersigned is not a "controlling shareholder" of the Company and that neither the undersigned nor any of the persons or entities described in the Proxy Statement under the heading "Required Vote and Voting Procedures" has a "personal interest" in the relevant Proposals.

The undersigned hereby acknowledges receipt of the Notice of Special General Meeting of Shareholders and the Proxy Statement furnished therewith.

(Continued and to be signed on Reverse Side)

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON
If you would like to vote in person, please attend the Special General Meeting to be held at 8 Shaul Hamelech Blvd., Amot Hamishpat Bldg., Tel Aviv, Israel 64733 on Monday, December 15, 2014, at 12:00 p.m., Israel time.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Special General Meeting Proxy Card – Ordinary Shares

⬇ DETACH PROXY CARD HERE TO VOTE BY MAIL ⬇

PROPOSAL 1: APPROVAL OF COMPENSATION POLICY

1. To approve the proposed Compensation Policy in the form attached as Exhibit A to the Company's Proxy Statement for its December 2014 Special General Meeting of Shareholders.

   [ ] For [ ] Against [ ] Abstain

   1a. The undersigned (i) is a "controlling shareholder" of the Company, and/or (ii) has a "personal interest" in the Proposal or in a "controlling shareholder" of the Company and/or (iii) any of the persons or entities described in the Proxy Statement under the heading "Required Vote and Voting Procedures" have a "personal interest" in either the Proposal or a "controlling shareholder" of the Company.

   [ ] Yes [ ] No

PROPOSAL 2: APPROVAL OF AGREEMENT WITH THE BENEFICIARIES OF THE LATE PROFESSOR GILAT

2. To approve the Agreement with the Beneficiaries in the form attached as Exhibit B to the Company's Proxy Statement for its December 2014 Special General Meeting of Shareholders, including the payment of the Settlement Amount to the Beneficiaries in the amount of $279,999.

   [ ] For [ ] Against [ ] Abstain

   2a. The undersigned (i) is a "controlling shareholder" of the Company, and/or (ii) has a "personal interest" in the Proposal or in a "controlling shareholder" of the Company and/or (iii) any of the persons or entities described in the Proxy Statement under the heading "Required Vote and Voting Procedures" have a "personal interest" in either the Proposal or a "controlling shareholder" of the Company.

   [ ] Yes [ ] No

Date	**Signature**	**Signature, if held jointly**
________	________	________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.